                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.  8  )*
                                           ---

                                Time Warner Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  887315 10 9
           ----------------------------------------------------------
                                 (CUSIP Number)
                               Stephen E. Banner
                         Joseph E. Seagram & Sons, Inc.
           375 Park Avenue, New York, New York  10152  (212) 572-7000
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 9, 1995
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               PAGE 1 OF 14 PAGES

                                  SCHEDULE 13D


  CUSIP No.   887315 10 9                Page     2     of     14      Pages
              -----------                        ---          ----

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  THE SEAGRAM COMPANY LTD.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                         (b) / /

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

                  Not Applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                         56,763,349
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING
       PERSON             9     SOLE DISPOSITIVE POWER
        WITH
                                      56,763,349

                         10     SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  56,763,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.9

   14    TYPE OF REPORTING PERSON*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION





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                                                              Page 3 of 14 Pages




         The Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by The Seagram Company Ltd., a Canadian corporation ("Seagram"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of Time Warner Inc., a Delaware corporation (the "Company"), is hereby amended by restating Item 2 in its entirety and by adding to Items 3 and 5 the information set forth below:

Item 2.  Identity and Background.

         This Schedule 13D is filed by Seagram. The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9.

         Seagram is a leading global producer and marketer of distilled spirits, wines, fruit juices, coolers, and mixers, and sells its brands in more than 150 countries and territories. Affiliates and joint ventures in 41 countries and territories comprise the largest distribution system in the spirits and wine industry.

         As of March 31, 1995, descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially owned directly or indirectly approximately 36.41% of the outstanding common shares without nominal or par value of Seagram ("Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his

                                                              Page 4 of 14 Pages




children and a trust established for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust established for the benefit of Edgar M. Bronfman and his descendants, owned directly approximately 16.78% of the Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants owned directly approximately 15.64% of the Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family owned directly or indirectly approximately 3.30% of the Common Shares, Phyllis Lambert owned indirectly approximately 0.37% of the Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owned approximately 0.16% of the Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owned approximately 0.06% of the Common Shares, and Edgar M. Bronfman, Charles R. Bronfman and their respective children owned directly approximately 0.10% of the Common Shares. In addition, such persons held currently exercisable options to purchase an additional 0.53% of the Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Exchange Act). Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram.
Edgar M. Bronfman and

                                                              Page 5 of 14 Pages




Charles R. Bronfman are brothers, Phyllis Lambert is their sister, and Alain de Gunzburg, the husband of the late Minda de Gunzburg, is their brother-in-law.

         Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts established for the benefit of Edgar
M. Bronfman and his descendants, the aforesaid trusts established for the benefit of Charles R. Bronfman and his descendants, and the first of the two aforesaid charitable foundations. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Common Shares.

         The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Seagram, is contained in Schedule A attached hereto.

         During the last five years, neither Seagram, nor to the best knowledge of Seagram, any director or executive officer of Seagram (or any other person or entity set forth

                                                              Page 6 of 14 Pages




in Schedule A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         In light of Seagram's recently announced agreement to acquire 80% of MCA INC., Seagram is evaluating its options with respect to its investment in the Company, including a possible sale of all or a portion of its Shares.

         Except as set forth above, Seagram has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of the date hereof, Seagram beneficially owns an aggregate of 56,763,349 Shares, constituting approximately 14.9% of the total number of Shares stated to be outstanding as of March 27, 1995 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994. All of such Shares were acquired by Seagram Inc., a Delaware corporation and an indirect wholly owned subsidiary of





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                                                              Page 7 of 14 Pages




Seagram ("Seagram Inc."), and all of such Shares are currently held by Seagram Inc.





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                                                              Page 8 of 14 Pages




                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  April 10, 1995

                                        THE SEAGRAM COMPANY LTD.



                                        By:/s/ Daniel R. Paladino
                                           -------------------------------------
                                           Daniel R. Paladino
                                           Vice President, Legal and
                                             Environmental Affairs





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                                                              Page 9 of 14 Pages




                                   SCHEDULE A


        1. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.


    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
EDGAR M. BRONFMAN*              Chairman of the Board of
                                Seagram                                     United States

THE HON. CHARLES R.             Co-Chairman of the Board and Chairman       Canada
  BRONFMAN, P.C., C.C.*         of the Executive Committee of Seagram
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

EDGAR BRONFMAN, JR.*            Chief Executive Officer and President       United States
                                of Seagram

SAMUEL BRONFMAN II*             President of The Seagram Classics Wine      United States
2600 Campus Drive               Company (a division of a subsidiary of
Suite 160                       Seagram)
San Mateo, CA  94403

STEPHEN E. BANNER*              Senior Executive Vice President of          United States
                                Seagram

DAVID M. CULVER, C.C.*          Chairman of CAI Capital Corporation         Canada
3429 Drummond Street            (an equity investment fund)
Suite 200
Montreal, Quebec
Canada H3G 1X6






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                                                             Page 10 of 14 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
THE HON. WILLIAM G.             Counsel to Tory                             Canada
  DAVIS, P.C., C.C.,            Tory DesLauriers & Binnington
  Q.C.*                         (attorneys)
Suite 3000
Toronto-Dominion Center
Toronto, Ontario
Canada M5K 1N2

THE HON. PAUL DESMARAIS,        Chairman and Chief Executive Officer        Canada
  P.C., C.C.*                   of Power Corporation of Canada (a
751 Victoria Square             holding and management company)
Montreal, Quebec
Canada H2Y 2J3

ALAIN DE GUNZBURG*              Chairman of the Board of G.H. Mumm &        France
17-19, avenue Montaigne         Cie (a subsidiary of Seagram)
Paris, France  75008

DAVID L. JOHNSTON,              Professor of Law at McGill University       Canada
  O.C.*                         (an educational institution)
James Administration
  Building
845 Sherbrooke St. West
Montreal, Quebec
Canada H3A 2T5

THE HON. E. LEO KOLBER,         Member of The Senate of Canada              Canada
  SENATOR*
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS*             Fellow of The Hudson Institute of           Canada and Switzerland
666 Sherbrooke St. West         Canada Inc. (a non-profit economics
Suite 600                       research institute)
Montreal, Quebec
Canada H3A 1E7

EDWARD F. McDONNELL*            Executive Vice  President of Seagram        United States
                                and President, The Seagram Spirits And
                                Wine Group (a division of a subsidiary
                                of Seagram)

C. EDWARD MEDLAND*              President of Beauwood Investments Inc.      Canada
150 King Street West            (a private investment company)
Suite 1505
Toronto, Ontario
Canada M5H 1J9


                                                             Page 11 of 14 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
NEIL F. PHILLIPS,               Resident Senior Counsel (New York) of       Canada
  Q.C.*                         Goodman Phillips & Vineberg
430 Park Avenue                 (attorneys)
10th Floor
New York, NY  10022

JOHN L. WEINBERG*               Senior Chairman of Goldman, Sachs &         United States
85 Broad Street                 Co. (investment bankers)
New York, NY  10004

STEPHEN E. HERBITS              Executive Vice  President, Corporate        United States
                                Policy and External Affairs of Seagram

ELLEN R. MARRAM                 Executive Vice  President of Seagram        United States
                                and President, The Seagram Beverage
                                Group (a division of a subsidiary of
                                Seagram)

C. RICHARD COFFEY               Senior Vice President, Human Resources      United States
                                of Seagram

EDWARD FALKENBERG               Vice President and Controller of            United States
800 Third Avenue                Seagram
New York, NY  10022

JEANANNE K. HAUSWALD            Vice President and Treasurer of             United States
                                Seagram

GABOR JELLINEK                  Vice President, Production of Seagram       Canada
1430 Peel Street                and Executive Vice President,
Montreal, Quebec                Manufacturing, The Seagram Spirits and
Canada H3A 1S9                  Wine Group (a division of a subsidiary
                                of Seagram)

ARNOLD M. LUDWICK               Vice President of Seagram and               Canada
1170 Peel St.                   President and Chief Executive Officer
8th Floor                       of Claridge Inc.
Montreal, Quebec
Canada H3B 4P2

DANIEL R. PALADINO              Vice President, Legal and                   United States
                                Environmental Affairs of Seagram






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                                                             Page 12 of 14 Pages


    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
MICHAEL C.L. HALLOWS            Secretary of Seagram                        Canada



        2. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Stephen E. Banner, Harold R. Handler and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Charles R. Bronfman, Phyllis Lambert, Stephen R. Bronfman, Ellen J. Bronfman, E. Leo Kolber, Samuel Minzberg, Robert S. Vineberg, Gary J. Gartner, Lawrence F. Gilberti, Steven H. Levin and Arnold M. Ludwick. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman and Dr. Guido Goldman. The directors of the first charitable foundation referenced in Item 2 include Charles R. Bronfman,
E. Leo Kolber and Arnold M. Ludwick, and the trustees of the second charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Stephen E. Banner. Set forth below or under Part 1 above are the address, principal occupation or employment and citizenship of each person named in this
Part 2.





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                                                             Page 13 of 14 Pages





    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
PHYLLIS LAMBERT                 Architect                                   Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN                Managing Individual, Bronfman               United States
155 E. 71 Street                Associates II (an investment
New York, NY  10021             partnership)


STEPHEN R. BRONFMAN             Corporate Director                          Canada
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN               Special Assistant to the Executive          Canada
375 Park Avenue                 Vice President of Seagram
New York, NY  10152

HAROLD R. HANDLER               Attorney whose professional                 United States
425 Lexington Avenue            corporation is a partner of Simpson
New York, NY  10017             Thacher & Bartlett (attorneys)


SAMUEL MINZBERG                 Partner of Goodman Phillips &               Canada
5 Place Ville Marie             Vineberg (barristers and solicitors)
Montreal, Quebec
Canada H3B 2G2

ROBERT S. VINEBERG              Partner of Goodman Phillips & Vineberg      Canada
5 Place Ville Marie             (barristers and solicitors)
Montreal, Quebec
Canada H3B 2G2

GARY J. GARTNER                 Partner of Goodman Phillips & Vineberg      Canada
430 Park Avenue                 (attorneys)
10th Floor
New York, NY  10022

LAWRENCE F. GILBERTI            Partner of Fischbein Badillo Wagner         United States
909 Third Avenue                Itzler (attorneys)
17th Floor
New York, NY  10022






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                                                             Page 14 of 14 Pages





    Name and                    Principal Occupation
Business Address                    or Employment                           Citizenship
- ----------------                --------------------                        -----------
STEVEN H. LEVIN                 Partner of Goodman Phillips & Vineberg      United States
430 Park Avenue                 (attorneys)
10th Floor
New York, NY  10022

STANLEY N. BERGMAN              Partner of Bergman, Horowitz &              United States
157 Church Street               Reynolds, P.C. (attorneys)
New Haven, CT  06510

DR. GUIDO GOLDMAN               Director of the Center for European         United States
First Spring Corporation        Studies at Harvard University and
499 Park Avenue                 Chairman of First Spring Corporation
New York, NY  10022             (an investment company)
